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March 31, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN. Ms. Patsy Mengiste
      Document Control - EDGAR

         RE: RiverSource Income Series, Inc.
                RiverSource Income Builder Basic Income Fund
                RiverSource Income Builder Moderate Income Fund
                RiverSource Income Builder Enhanced Income Fund

         Post-Effective Amendment No. 107
         File No. 2-10700/811-499

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 107 on Form N-1A pursuant to Rule 485(b) to bring the financial statements and other information included in the Registration Statement up to date pursuant to Section 10(a)(3) of the Securities Act of 1933. In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate. This Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

The prospectus has been marked to show all changes from Registrant's Post-Effective Amendment No. 106 filed on or about January 29, 2010. The Statement of Additional Information has been marked to show all changes from Registrant's 497 filing filed on or about March 3, 2010. All marked changes on this filing are non-material.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Erin Nygard at 612-671-2543.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and
Secretary
RiverSource Income Series, Inc.